Filed  by  Murdock  Communications
                                        Corporation  (File  No.  000-21463)
                                        pursuant  to  Rule  425  under  the
                                        Securities  Act of 1933, as amended

                         FOR IMMEDIATE RELEASE, CONTACT:

Nancy  Davis
Murdock  Communications  Corporation
(319)  447-5700
Fax  (319)  447-4244


                  MURDOCK COMMUNICATIONS CORPORATION ANNOUNCES
                MERGER AGREEMENT WITH POLAR MOLECULAR CORPORATION



Marion, IA - December 21, 2001 - - - Murdock Communications Corporation (OTC Bulletin Board: MURC and MURCW) ("MCC") announced today that it has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Polar Molecular Corporation, a privately-held Delaware corporation ("Polar").

Under the terms of the Merger Agreement, the outstanding shares of Polar's common stock will be converted into the number of shares of MCC's common stock equal to 80% of the outstanding shares of MCC's common stock as of the effectiveness of the merger and MCC shareholders will retain a 20% ownership. The outstanding warrants and options of MCC will remain outstanding after the completion of the merger and the outstanding warrants and options of Polar will be converted into warrants and options to purchase MCC's common stock based on the exchange ratio in the merger.

Murdock Communications Corporation is a public company headquartered in Marion, Iowa that is not currently engaged in any significant operations. Polar Molecular Corporation develops and markets fuel additives. Polar's primary product, DurAlt(R) FC, is a patented fuel additive that has been proven effective at reducing combustion chamber deposits and reducing octane requirement increase in combustion engines. DurAlt(R) FC has also been shown to be beneficial to the environment in tests conducted by independent laboratories, major oil companies, and major engine manufacturers. Polar maintains its executive offices at 4600 South Ulster Street, Denver, Colorado 80237.
Telephone:  (303)  804-3804.

Completion of the proposed merger is subject to a number of significant conditions, including approval by the stockholders of the parties, filings with the Securities and Exchange Commission ("SEC"), the conversion of MCC indebtedness into equity, negotiation with trade creditors of MCC, the obtaining of debt or equity financing by Polar and other closing conditions. In addition, the Merger Agreement is not effective until Polar obtains interim financing of at least $300,000.



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Readers  are  encouraged to refer to MCC's Current Report on Form 8-K, which MCC expects to file no later than December 26, 2001, for additional information regarding the proposed merger.

In connection with the proposed merger between MCC and Polar, the parties anticipate that a Registration Statement on Form S-4 will be filed with the SEC, which will include a Combined Proxy Statement/Prospectus of MCC and Polar.
Shareholders of Polar are encouraged to read the Registration Statement, including the final Combined Proxy Statement/Prospectus that will be part of the Registration Statement, because it will contain important information about the proposed merger. After the Registration Statement is filed with the SEC, it and any amendments thereto will be available for free, both on the SEC's web site (www.sec.gov) and from MCC and Polar.

This news release contains statements, including statements of management's belief or expectation, which may be forward-looking within the meaning of applicable securities laws. The forward-looking statements may include statements regarding new opportunities and projections regarding further revenue and earnings. These statements are subject to certain risks and uncertainties that could cause actual future results and developments to differ materially from those currently projected, including the following risks and uncertainties: the ability of the MCC and Polar to complete the proposed merger; risks and uncertainties relating to the business of Polar, including lack of operating history, possible need for additional financing and intense competition in its markets; the ability of the combined entity to expand its business if the merger is completed; the ability of the combined entity to identify and expand into new markets; access to adequate debt or equity financing or other sources of cash flows; and the risk that the analyses of these risks could be incorrect and/or that the strategies developed to address them could be unsuccessful. Additional risk factors are discussed in the MCC's most recent reports on Form 10-K and Form 10-Q filed with the Securities and Exchange Commission.


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